No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2017

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. (the “Company”) hereby notifies you as follows that it has submitted with the relevant Japanese authority an Extraordinary Report on June 22, 2017 pursuant to the Financial Instruments and Exchange Law of Japan with respect to the resolutions passed and the results of voting at the 93rd Ordinary General Meeting of Shareholders held on June 15, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Eiji Fujimura
Eiji Fujimura
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: June 23, 2017

June 22, 2017

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takahiro Hachigo
President and Representative Director

Notice of Submission of Extraordinary Report Relating to Resolutions

Passed and Results of Voting at the 93rd Ordinary General Meeting of Shareholders

Honda Motor Co., Ltd. (the “Company”) hereby notifies you as follows that it has submitted with the relevant Japanese authority an Extraordinary Report (the “Extraordinary Report”) on June 22, 2017 pursuant to the Financial Instruments and Exchange Law of Japan with respect to the resolutions passed and the results of voting at the 93rd Ordinary General Meeting of Shareholders held on June 15, 2017 (the “General Shareholders’ Meeting”).

Particulars

1.	Reason for Submitting the Extraordinary Report

The Company has submitted the Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance concerning Disclosure of Corporate Affairs, etc. to report on matters resolved and the results of voting at the General Shareholders’ Meeting.

2.	Details of the Extraordinary Report

(1)	Date on which the General Shareholders’ Meeting was held:

June 15, 2017

(2)	Details of the matters resolved:

First Item: Distribution of Dividends

(i)	Conditions and Total Value of Dividend Assets Allocated to Shareholders

JPY 24 per share of common stock

Total value of JPY 43,254,729,480

(ii)	Effective Date of Distribution of Dividends

June 16, 2017

Second Item: Partial Amendments to the Articles of Incorporation

Amendments in connection with the transition to the “Company with Audit and Supervisory Committee” and reorganization of Article numbers to accommodate the newly established and deleted articles were approved.

Third Item: Election of Nine (9) Directors (Excluding Directors Who are Audit and Supervisory Committee Members)

Nine (9) directors (excluding who are Audit and Supervisory Committee Members), namely Takahiro Hachigo, Seiji Kuraishi, Yoshiyuki Matsumoto, Toshiaki Mikoshiba, Yoshi Yamane, Kohei Takeuchi, Hideko Kunii, Motoki Ozaki, and Takanobu Ito were elected.

Fourth Item: Election of Five (5) Directors Who Are Audit and Supervisory Committee Members

Five (5) Directors who are Audit and Supervisory Committee Members namely Masahiro Yoshida, Masafumi Suzuki, Toshiaki Hiwatari, Hideo Takaura, and Mayumi Tamura were elected.

Fifth Item: Determination of Amount of Remuneration for Directors (Excluding Directors Who are Audit and Supervisory Committee Members)

The amount of remuneration for Directors (excluding Directors who are Audit and Supervisory Committee Members) was determined as “no more than 1.16 billion yen per year (of which the remuneration for Outside Directors shall be no more than 34 million yen per year)”.

Sixth Item: Determination of Amount of Remuneration for Directors Who are Audit and Supervisory Committee Members

The amount of remuneration for Directors who are Audit and Supervisory Committee Members was determined as “no more than 270 million yen per year”.

(3)	Number of affirmative votes, negative votes and abstentions in respect of the matters for resolution described above, results of voting and requirements for the approval of such matters for resolution:

Proposals	Number of affirmative votes	Number of negative votes	Number of abstentions	Ratio of affirmative votes (%)	Approved/ disapproved
First Item	14,767,623	281,548	4,588	95.24%	Approved
Second Item	14,619,350	429,773	4,993	94.28%	Approved
Third Item
Takahiro Hachigo	14,166,818	884,735	2,583	91.36%	Approved
Seiji Kuraishi	14,474,194	566,743	13,203	93.35%	Approved
Yoshiyuki Matsumoto	14,526,458	514,479	13,203	93.68%	Approved
Toshiaki Mikoshiba	14,517,682	523,255	13,203	93.63%	Approved
Yoshi Yamane	14,474,284	566,653	13,203	93.35%	Approved
Kohei Takeuchi	14,526,323	514,614	13,203	93.68%	Approved
Hideko Kunii	14,652,433	399,128	2,583	94.50%	Approved
Motoki Ozaki	14,655,645	395,916	2,583	94.52%	Approved
Takanobu Ito	14,491,044	516,533	46,563	93.46%	Approved
Fourth Item
Masahiro Yoshida	14,208,499	829,852	15,764	91.63%	Approved
Masafumi Suzuki	14,201,129	837,107	15,880	91.59%	Approved
Toshiaki Hiwatari	14,669,114	346,391	38,624	94.60%	Approved
Hideo Takaura	14,707,387	308,119	38,623	94.85%	Approved
Mayumi Tamura	14,707,567	307,917	38,645	94.85%	Approved
Fifth Item	14,657,957	383,679	12,503	94.53%	Approved
Sixth Item	14,724,084	321,920	8,142	94.96%	Approved

Notes:

(i)	The requirements for approval of each matter for resolution are as follows:

•	For the First, Fifth and Sixth Item of the proposals, a majority vote of the shareholders entitled to vote and present at the General Shareholders’ Meeting

•	For the Second Item of the proposals, a majority vote of two-thirds (2/3) or more of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders entitled to vote

•	For the Third and Fourth Item of the proposals, a majority vote of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders entitled to vote

(ii)	The ratio of affirmative votes is the ratio of the aggregate of the number of voting rights exercised prior to the General Shareholders’ Meeting and the number of votes by the shareholders present at the General Shareholders’ Meeting, through which approval was able to be ascertained for each of the proposals, against the aggregate of the number of voting rights exercised prior to the General Shareholders’ Meeting and the number of voting rights of all the shareholders present at the General Shareholders’ Meeting.

(4)	Reasons for not including certain number of votes by shareholders present at the meeting in the number of votes mentioned above

The aggregate number of (a) the voting rights exercised prior to the General Shareholders’ Meeting and (b) the votes by shareholders present at the General Shareholders’ Meeting, through which approval or disapproval was able to be ascertained for each of the proposals, was sufficient to meet the approval requirements and therefore the matters were duly resolved under the Company Law. Accordingly, the numbers of votes by the shareholders present at the General Shareholders’ Meeting, but for which approval, disapproval or abstention for each proposal could not be confirmed, were not included in the numbers of affirmative votes/negative votes/abstentions mentioned in paragraph (3) above.